EXHIBIT 99.1

XORTX Reports Annual & Special Meeting Results

CALGARY, Alberta, Dec. 21, 2021 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce the results of the Company’s 2021 Annual and Special Meeting of Shareholders held yesterday. A total of 4,990,819 common shares of the Company were voted at the Meeting, representing approximately 38% of the total number of issued and outstanding shares. At the meeting, all resolutions passed close to unanimously. All six director nominees, Dr. Allen Davidoff, William Farley, Ian Klassen, Jacqueline Le Saux, Raymond Pratt and Paul Van Damme, were elected as directors of the Company. In addition, at the Meeting, shareholders voted to re-appoint Smythe LLP as auditors of the Company and disinterested (non-insider) shareholders also approved the Company’s 10% rolling stock option plan.

In connection with the appointment of Raymond Pratt, the Company has granted in accordance with the Company’s stock option plan 30,000 options to purchase common shares of the Company exercisable at $2.54 CAD for a period of five years. The Company has also granted an aggregate of 56,495 options to independent directors on the same terms.

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.